Filed pursuant to Rule 424(b)(3)
Registration No. 333-183602

PROSPECTUS SUPPLEMENT NO. 6
To Prospectus dated September 13, 2012

OvaScience, Inc.

7,630,683 Shares of Common Stock

This prospectus supplement no. 6 supplements the prospectus dated September 13, 2012, relating to the offering and resale by the selling stockholders of up to 7,630,683 shares of common stock, par value $0.001 per share. These shares were privately issued to the selling stockholders in connection with private placement transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on February 14, 2013.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto.  This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is presently quoted for trading on the OTC Bulletin Board and the OTC Market Group’s OTC Link quotation system under the symbol “OVSC”.  On February 13, 2013, the closing price of our common stock, as quoted on the OTC Bulletin Board and the OTC Market Group’s OTC Link quotation system, was $8.50 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 14, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  February 8, 2013

OvaScience, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-54647	45-1472564
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

215 First Street, Suite 240, Cambridge, MA	02142
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (617) 500-2802

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d)  Election of Director.

On February 8, 2013, the Board of Directors (the “Board”) of OvaScience, Inc., a Delaware corporation (the “Company”), following the recommendation of the Nominating and Corporate Governance Committee of the Board, increased the size of the Board to nine and elected Harald F. Stock, Ph.D. to serve as a Class I Director of the Board with a term expiring at the 2013 annual meeting of stockholders.  The Board also elected Dr. Stock to the Audit Committee and Compensation Committee of the Board.

Since January 2009, Dr. Stock, 44, has been the chief executive officer of Grünenthal Group, a German pharmaceutical company in Aachen, Germany. From April 2006 to December 2008, Dr. Stock worked as the chairman and managing director of the German DePuy Group, the orthopedics division of Johnson & Johnson. Dr. Stock serves on the board of directors of the European Federation of Pharmaceutical Industries and Associations (efpia) and a privately-held pharmaceutical company. From May 2011 to October 2012, he was the vice-chairman of the supervisory board of PAION AG, a publicy-traded biopharmaceutical company.

In connection with Dr. Stock’s election to the Board, the Board approved the grant to Dr. Stock on February 8, 2013 of nonstatutory stock options under the Company’s 2012 Stock Incentive Plan (the “2012 Plan”) to purchase an aggregate of 8,650 shares of common stock, $0.001 par value per share (the “Common Stock”) of the Company at an exercise price of $8.50 per share, equal to the fair market value of a share of Common Stock on February 8, 2013 as determined by the closing price of the Common Stock on February 8, 2013 as quoted on the OTC Bulletin Board Website (otcbb.com).  The option will vest in equal monthly installments at the end of each successive month following February 8, 2013, through the first anniversary of February 8, 2013, subject to Dr. Stock’s continued service as a director.  In addition, for so long as Dr. Stock continues to serve on the Board, he shall be granted an option to purchase 4,448 shares of Common Stock on the date of the first Board meeting held after the 2013 annual meeting of stockholders and each annual meeting of stockholders thereafter.  Such options will vest in equal monthly installments at the end of each successive month following the grant date until the first anniversary of the grant date and the exercise price of such options will be equal to the fair market value of the Common Stock on the date of grant.

The Board also authorized the payment to Dr. Stock of an annual fee of $30,000 relating to his service on the Board, an annual fee of $8,000 for his service on the Audit Committee of the Board and an annual fee of $5,000 for his service on the Compensation Committee of the Board.  Such fees will be prorated for his service in 2013.

Also in connection with Dr. Stock’s election to the Board, Dr. Stock and the Company will enter into an indemnification agreement in the form the Company has entered into with certain of its other non-employee directors, which form is filed as Exhibit 10.22 to the Registration Statement on Form 10 (File No. 000-54647) filed by the Company on April 11, 2012.  Under this agreement, the Company will agree, among other things, to indemnify Dr. Stock for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OVASCIENCE, INC.

Date: February 14, 2013	By:	/s/ Michelle Dipp, M.D., Ph.D.
Michelle Dipp, M.D., Ph.D.
President

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